SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-04851
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

EXHIBIT INDEX APPEARS ON PAGE 15

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2014 and 2013

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

Pages 3-4	Reports of Independent Registered Public Accounting Firms
Page 5	Statements of Net Assets Available for Benefits
Page 6	Statement of Changes in Net Assets Available for Benefits
Pages 7-12	Notes to Financial Statements
Page 14	Signature of the V.P. - Employee Benefits
Page 15	Exhibit index

The following supplemental schedule of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2014 is included herewith:

Page 13	Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio
June 19, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 2013. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 27, 2014

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2014				December 31, 2013
	Allocated				Allocated
	Company Stock Fund	Diversified Investments	Notes Receivable	Total	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total

NET ASSETS AVAILABLE FOR BENEFITS

Investments, at fair value:
The Sherwin-Williams Company common stock	$3,276,551,003			$3,276,551,003	$2,497,333,811				$2,497,333,811
The Sherwin-Williams Company preferred stock								$86,309,170	86,309,170
Mutual funds		$778,263,838		778,263,838		$659,898,221			659,898,221
Collective trust funds		558,766,149		558,766,149		452,364,670			452,364,670
Money market funds		53,293,999		53,293,999		43,352,618			43,352,618
Total	3,276,551,003	1,390,323,986		4,666,874,989	2,497,333,811	1,155,615,509		86,309,170	3,739,258,490
Notes receivable from participants			$73,364,907	73,364,907			$67,143,264		67,143,264
Pending receivables	3,033,026			3,033,026	1,002,452				1,002,452
Total Assets	3,279,584,029	1,390,323,986	73,364,907	4,743,272,922	2,498,336,263	1,155,615,509	67,143,264	86,309,170	3,807,404,206
Note payable to The Sherwin-Williams Company								(40,405,557)	(40,405,557)
Net assets available for benefits	$3,279,584,029	$1,390,323,986	$73,364,907	$4,743,272,922	$2,498,336,263	$1,155,615,509	$67,143,264	$45,903,613	$3,766,998,649

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2014
	Allocated
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total
Increases in net assets available for benefits:
Interest and dividend income on Diversified investments:
Mutual funds		$51,796,041			$51,796,041
Collective trust funds		531,328			531,328
Money market funds		59,668			59,668
Interest on Notes receivable from participants			$2,760,656		2,760,656
Dividends on The Sherwin-Williams Company common stock	$24,251,428				24,251,428
Dividends on The Sherwin-Williams Company preferred stock				$355,866	355,866
Contributions from participants	33,354,338	78,338,905			111,693,243
Contributions from The Sherwin-Williams Company	27,839,397	6,240,586		40,405,557	74,485,540
Transfers due to plan mergers		44,610,725	1,155,536		45,766,261
Transfers from unallocated to participants	33,006,658	7,398,899		(40,405,557)
Forgiveness of unpaid interest on note payable				342,580	342,580
Other income	846,841	359,003			1,205,844
	119,298,662	189,335,155	3,916,192	698,446	313,248,455

Decreases in net assets available for benefits:
Benefits paid directly to participants	198,177,026	133,681,393	4,479,153		336,337,572
Redemptions of The Sherwin-Williams Company preferred stock and the forgiveness of debt, net				45,903,613	45,903,613
Interest expense on note payable				698,446	698,446
Fees	594,889	874,591			1,469,480
	198,771,915	134,555,984	4,479,153	46,602,059	384,409,111
Net realized and unrealized appreciation (depreciation) in fair value of:
The Sherwin-Williams Company common stock	1,023,629,329				1,023,629,329
The Sherwin-Williams Company preferred stock
Diversified investments:
Mutual funds		(4,961,579)			(4,961,579)
Collective trust funds		28,767,179			28,767,179

Participant directed transfers, net	(162,908,310)	156,123,706	6,784,604

Net increase (decrease)	781,247,766	234,708,477	6,221,643	(45,903,613)	976,274,273

Net assets available for benefits:
Beginning of year	2,498,336,263	1,155,615,509	67,143,264	45,903,613	3,766,998,649

End of year	$3,279,584,029	$1,390,323,986	$73,364,907	$—	$4,743,272,922

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2014 and 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
The accounts of the Plan are reported on the accrual basis. Prior to November 1, 2013, the Company Stock Fund consisted of common stock of The Sherwin-Williams Company (the Company or Plan Sponsor) purchased by Fidelity Management Trust Company (the Trustee) and cash. Shares of common stock of the Company held by the Trustee were blended with cash to create units of the Company Stock Fund. Effective November 1, 2013, the Plan was amended to change the basis of administration of the Company Stock Fund from a unitized basis to a share accounting basis, and the Company Stock Fund no longer includes cash. Diversified Investments consist of units of the following funds (collectively, the Diversified Investments):

Fidelity® Contrafund®	Pyramis Core Lifecycle 2045 Commingled Pool Fund
Fidelity® Limited Term Government Fund	Pyramis Core Lifecycle 2050 Commingled Pool Fund
Fidelity® Low-Priced Stock Fund	Pyramis Core Lifecycle 2055 Commingled Pool Fund
Fidelity® Mid-Cap Stock Fund	Pyramis Core Lifecycle Income Commingled Pool Fund
Fidelity® Puritan® Fund	RidgeWorth Large Cap Value Equity Fund
Fidelity® Retirement Government Money Market Portfolio	Strategic Allocation TOPS™ Aggressive Growth Portfolio
Franklin Mutual Shares Fund	Strategic Allocation TOPS™ Balanced Portfolio
Lord Abbett Small Cap Value Fund	Strategic Allocation TOPS™ Conservative Portfolio
Managed Income Portfolio II	Strategic Allocation TOPS™ Growth Portfolio
PIMCO All Asset Fund Institutional Class	Strategic Allocation TOPS™ Income and Growth Portfolio
PIMCO Low Duration Fund Institutional Class	Strategic Allocation TOPS™ Moderate Growth Portfolio
Pyramis Core Lifecycle 2005 Commingled Pool Fund	Vanguard FTSE All-World ex-US Index Fund Institutional Plus Shares
Pyramis Core Lifecycle 2010 Commingled Pool Fund	Vanguard Inflation-Protected Securities Fund Institutional Shares
Pyramis Core Lifecycle 2015 Commingled Pool Fund	Vanguard Institutional Index Fund Institutional Shares
Pyramis Core Lifecycle 2020 Commingled Pool Fund	Vanguard Total Bond Market Index Fund Institutional Shares
Pyramis Core Lifecycle 2025 Commingled Pool Fund	Vanguard Wellesley® Income Fund Admiral™ Shares
Pyramis Core Lifecycle 2030 Commingled Pool Fund	Vanguard Wellington Fund Admiral Shares
Pyramis Core Lifecycle 2035 Commingled Pool Fund	Victory Institutional Diversified Stock Fund
Pyramis Core Lifecycle 2040 Commingled Pool Fund
During 2014, the Pyramis Active Lifecycle Commingled Pool funds were removed from the list of available investment funds and replaced with the Pyramis Core Lifecycle Commingled Pool funds. All amounts previously invested in the Pyramis Active Lifecycle Commingled Pool funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, directed by the Plan Sponsor to a similar Pyramis Core Lifecycle Commingled Pool Fund.
Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

There were no recently issued accounting pronouncements that would have a material effect on the Plan's financial statements or disclosures.
The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2014 and 2013:

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a), (e)	$3,276,551,003	$3,276,551,003
Mutual funds (c):
U.S. equities	565,341,939	565,341,939
International equities	68,587,235	68,587,235
Fixed income securities	144,334,664	144,334,664
Collective trust funds (d)	558,766,149		$558,766,149
Money market fund (a)	53,293,999	53,293,999
	$4,666,874,989	$4,108,108,840	$558,766,149	$—

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

The Sherwin-Williams Company common stock (a), (e)	$2,498,336,263	$2,498,336,263
The Sherwin-Williams Company preferred stock (b)	86,309,170			$86,309,170
Mutual funds (c):
U.S. equities	466,109,723	466,109,723
International equities	66,699,120	66,699,120
Fixed income securities	127,089,378	127,089,378
Collective trust funds (d)	452,364,670		$452,364,670
Money market fund (a)	43,352,618	43,352,618
	$3,740,260,942	$3,201,587,102	$452,364,670	$86,309,170
(a) The fair value of The Sherwin-Williams Company common stock and Money market fund is based on quoted prices in active markets for identical securities.
(b) The fair value of The Sherwin-Williams Company preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms.
(c) The fair value of mutual funds is based on quoted redemption values on national security exchanges on the last business day of the Plan year and is valued at the net asset value (NAV) of shares held by the Plan at year-end.
(d) The collective trust funds include the Managed Income Portfolio II, the Pyramis Core Lifecycle Commingled Pool Funds (2014), the Pyramis Active Lifecycle Commingled Pool Funds (2013) and the Strategic Allocation TOPSTM Portfolio Funds. The Managed Income Portfolio II is carried at contract value, which is estimated by the fund manager and represents net contributions plus interest at the current market rate. The estimated contract value approximates fair value. The fund seeks to preserve the principal investment while earning a level of interest income that is consistent with principal preservation. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. The fair value of the Pyramis Core Lifecycle Commingled Pool Funds and the Strategic Allocation TOPSTM Portfolio Funds is calculated by the fund manager based on the NAV per unit as of the close of business of the New York Stock Exchange. Investments in the underlying funds are valued at their closing net asset value each business day. The Pyramis Core Lifecycle Commingled Pool Funds seek active return until each pool's targeted retirement date, and capital preservation thereafter. The pools employ a pool-of-pools approach by investing in a diversified portfolio of equity, fixed income and short-term products. The Strategic Allocation TOPSTM Portfolio Funds seek to provide income and growth of capital by investing in a diversified portfolio of U.S. and foreign stocks, real estate and corporate and government bonds. There are no unfunded commitments, significant redemption limitations or restrictions on the ability to sell the Managed Income Portfolio II, the Pyramis Core Lifecycle Commingled Pool Funds and the Strategic Allocation TOPSTM Funds. The objectives, frequency of valuation, unfunded commitments and redemption

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

restrictions of the Pyramis Active Lifecycle Commingled Pool Funds held by the Plan at December 31, 2013 were similar to those of the Pyramis Core Lifecycle Commingled Pool Funds.
(e) Represents 5% or more of the Plan's net assets available for benefits.
The following table summarizes the changes in the fair value of the Plan's level 3 assets:

The Sherwin-Williams Company Preferred Stock

Balance at December 31, 2013	86,309,170
Redemptions of The Sherwin-Williams Company preferred stock	(86,309,170)
Balance at December 31, 2014	$—
During 2014, the Plan redeemed for cash the remaining shares of The Sherwin-Williams Company preferred stock. Prior to the final redemption, the fair value of the preferred stock was based on a conversion/redemption formula outlined in the preferred stock terms. The inputs to the formula consisted of the common stock current market price of the Company, the unpaid loan balance at the balance sheet date and other fixed factors. The only variable input was the Company's common stock current market price, which was determined based on quoted prices in active markets, while the unpaid loan balance was a fixed input (subject to repayments). The Sherwin-Williams Company preferred stock was classified as level 3 within the fair value hierarchy because the preferred shares themselves were not traded in an active market and there were other unobservable fixed factors within the redemption model.
Participant loans are valued at their unpaid principal balance plus accrued interest.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

NOTE 2 - DESCRIPTION OF THE PLAN
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is a full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which was recognized by the Company on the date coverage under the Plan is extended to the employees work group, division or subsidiary, unless and until such eligibility shall be extended to members of such collective bargaining unit by negotiations between an Employer and the bargaining agent, and is not a member of a collective bargaining unit which is first recognized by an Employer after the date coverage under the Plan is extended to the employees work group, division or subsidiary where such collective bargaining unit through its representative has agreed with an Employer that the members of such collective bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.
Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Effective July 1, 2014, the Plan was amended to increase the maximum participant contribution to 25% of earnings, subject to limitations imposed by law. Prior to July 1, 2014, the maximum participant contribution was 20% of earnings. The Company makes matching contributions of 100% on the first 6% of eligible

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Eligible employees are 100% vested in Company contributions. Participants may diversify both future and prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments. In the absence of timely direction, Company matching contributions are directed to the Company Stock Fund.
Eligible employees hired by the Company are automatically enrolled in the Plan and, in the absence of timely direction, their contributions are directed to an appropriate Pyramis Core Lifecycle Pool Fund. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches the maximum automatic employee contribution level. Prior to July 1, 2014, the maximum automatic employee contribution level was 9%. Effective July 1, 2014, the Plan was amended to increase the maximum automatic employee contribution level to 10%.
On April 1, 2014, the Comex Group 401(k) Plan was merged into the Plan. Assets totaling $45,766,261 were transferred into the Plan during 2014 as a result of this merger.
Notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) eligible employees are 100% vested in both Company and eligible employee contributions; (e) if elected by the eligible employee, account statements are sent on a quarterly basis; and (f) eligible employees are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Investments.
The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.
Investments in the Company Stock Fund and investments in Diversified Investments are participant directed. In the absence of timely direction, employee and Company contributions are directed as described above.
Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59½.
Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible contribution account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.
The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note 6). The Series 2 Preferred stock and the note payable to the Company were held by GreatBanc Trust Company. The Series 2 Preferred stock was held in an unallocated account. As the value of compensation expense related to contributions to the Plan was earned, the Company had the option of funding the Plan by redeeming a portion of the Series 2 Preferred stock or with cash. Contributions were credited to participant accounts at the time of funding. The Series 2 Preferred stock was redeemable for cash or convertible into common stock of the Company, or any combination thereof, at the option of the Plan based on the relative fair value of the Series 2 Preferred stock and common stock at the time of conversion. Each share of Series 2 Preferred stock was entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock held in the Plan generally voted together as one class. The Series 2 Preferred stock was pledged as collateral on the note payable to the Company. Principal and interest on the note payable to the Company were been forgiven periodically. Debt was forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 60,680 shares of Series 2 Preferred stock for cash in 2013 and held 40,406 shares of Series 2 Preferred stock at December 31, 2013. In 2014, the Company redeemed for cash the remaining 40,406 shares of Series 2 Preferred stock.
Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Costs and expenses of administering the Plan are borne by the Company, with the exception of fees relating to participant loan activity and qualified domestic relations orders, which are borne by the eligible employees. Other income consists of unallocated revenue credits from the Trustee, which the Plan intends to use to pay for future administrative expenses or allocate pro-rata back to participants.
Further information about the Plan is contained in the Plan's Summary Plan Description (SPD). Copies of this SPD are available from the Administration Committee of the Company.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE 3 - INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 4 - PRIORITIES ON TERMINATION OF THE PLAN
The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST
As of December 31, 2014 and 2013, the Plan held 12,456,468 and 13,609,442 shares of the Company's common stock, respectively. During the year ended December 31, 2014, the Plan earned dividend income of $24,251,428.
Certain Plan investments are shares of mutual or collective trust funds managed by the Trustee or an affiliate of the Trustee, and therefore qualify as party-in-interest transactions. Fees paid during the year for services rendered by the Trustee or an affiliate of the Trustee constitute party-in-interest transactions.

NOTE 6 - NOTE PAYABLE TO THE COMPANY
As discussed in Note 2, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 were due quarterly with any remaining amounts due at maturity. The interest rate on the Note was 5.5% per annum and was due on the same dates as the principal payments. There was no penalty for prepayment of the note. Repayment of principal and interest could only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. Principal on the note was reduced by $60,680,687 in 2013 as a result of Plan contributions for the year. The remaining principal balance of $40,405,557 was reduced to zero in 2014 as a result of Plan contributions for the year.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
EIN: 34-0526850
PLAN NUMBER: 001

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Current Value

Common Stock

*, #	The Sherwin-Williams Company	Company Stock Fund (12,456,468 shares)	**	$3,276,551,003

Mutual Funds

*	Fidelity Investments	Fidelity® Contrafund®	**	146,839,678
*	Fidelity Investments	Fidelity® Mid-Cap Stock Fund	**	69,583,576
	Vanguard Group, Inc.	Vanguard Institutional Index Fund Institutional Shares	**	66,410,957
*	Fidelity Investments	Fidelity® Low-Priced Stock Fund	**	64,258,869
	Vanguard Group, Inc.	Vanguard FTSE All-World ex-US Index Fund Institutional Plus Shares	**	61,725,971
	Lord, Abbett & Co LLC	Lord Abbett Small Cap Value Fund	**	56,515,473
	RidgeWorth Investments	RidgeWorth Large Cap Value Equity Fund	**	48,501,771
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund Institutional Shares	**	46,465,408
	Vanguard Group, Inc.	Vanguard Wellington Fund Admiral Shares	**	39,090,744
*	Fidelity Investments	Fidelity® Limited Term Government Fund	**	31,995,047
	Franklin Templeton Investments	Franklin Mutual Shares Fund	**	30,864,152
*	Fidelity Investments	Fidelity® Puritan® Fund	**	27,551,588
	PIMCO Investments LLC	PIMCO Low Duration Fund Institutional Class	**	26,662,612
	Vanguard Group, Inc.	Vanguard Wellesley® Income Fund Admiral™ Shares	**	24,783,903
	Victory Capital Management Inc.	Victory Institutional Diversified Stock Fund	**	15,725,131
	Vanguard Group, Inc.	Vanguard Inflation-Protected Securities Fund Institutional Shares	**	14,427,694
	PIMCO Investments LLC	PIMCO All Asset Fund Institutional Class	**	6,861,264

Collective Trust Funds

*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2030 Commingled Pool Fund	**	78,395,569
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2025 Commingled Pool Fund	**	72,957,305
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2020 Commingled Pool Fund	**	72,272,648
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2040 Commingled Pool Fund	**	54,052,973
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2035 Commingled Pool Fund	**	49,460,121
*, (1)	Pyramis Global Advisors Trust Company	Managed Income Portfolio II	**	48,825,594
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2050 Commingled Pool Fund	**	46,658,915
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2045 Commingled Pool Fund	**	42,850,158
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2015 Commingled Pool Fund	**	34,387,737
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2055 Commingled Pool Fund	**	21,502,309
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2010 Commingled Pool Fund	**	13,012,804
	TD Ameritrade	Strategic Allocation TOPS™ Aggressive Growth Portfolio	**	5,727,139
	TD Ameritrade	Strategic Allocation TOPS™ Balanced Portfolio	**	3,483,810
	TD Ameritrade	Strategic Allocation TOPS™ Moderate Growth Portfolio	**	3,296,071
	TD Ameritrade	Strategic Allocation TOPS™ Conservative Portfolio	**	3,040,375
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle 2005 Commingled Pool Fund	**	2,819,238
	TD Ameritrade	Strategic Allocation TOPS™ Growth Portfolio	**	2,521,232
*	Pyramis Global Advisors Trust Company	Pyramis Core Lifecycle Income Commingled Pool Fund	**	1,831,492
	TD Ameritrade	Strategic Allocation TOPS™ Income and Growth Portfolio	**	1,670,659

Other

*	Fidelity Investments	Fidelity® Retirement Government Money Market Portfolio	**	53,293,999
*	Participant Loans	Notes Receivable from Participants, with interest rates ranges of 4.25% to 10.5%	**	73,364,907

				$4,740,239,896

*	Represents a Party-in-Interest.
**	Cost information is not required for participant-directed investments.
#	Represents 5% or more of fair value of net assets available for benefits.
(1)
The Managed Income Portfolio II is valued at cost, which approximates fair value. The fair value of participation units is pooled in separate accounts estimated by the Trustee based on quoted redemption value on the last business day of the year. The investment contracts are valued at contract value as estimated by the Trustee. Contract value represents net contributions plus interest at the current market rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

/s/ D.S. Mansfield

D.S. Mansfield, V.P. - Employee Benefits

June 19, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found

23.1	Consent of Independent Registered Public Accounting Firm	16
	Crowe Horwath LLP

23.2	Consent of Independent Registered Public Accounting Firm	17
	Ernst & Young LLP